Exhibit (a)(5)(J)

PKN ORLEN’S ANNOUNCES SUCCESSFUL TENDER OFFER FOR FX ENERGY, INC. SHARES AND COMMENCEMENT OF SUBSEQUENT OFFERING PERIOD

08-12-2015 News

Polski Koncern Naftowy ORLEN S.A. (WSE: PKN) (“PKN ORLEN”) through its indirectly wholly-owned subsidiary, Kiwi Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company (“Parent”), today announced the successful completion of Merger Sub’s all cash tender offer (the “Tender Offer”) for all issued and outstanding shares of common stock of FX Energy, Inc. (NASDAQ: FXEN) (the “Company”) at U.S. $1.15 per share, net to the seller in cash, without interest and less applicable withholding taxes.

The number of shares tendered pursuant to the offer satisfies the non-waivable minimum condition of the offer (i.e., that at least a majority of the Company’s outstanding shares of common stock (determined on a fully diluted basis) and at least a majority of the voting power of the Company’s outstanding shares of capital stock (determined on a fully diluted basis) have been validly tendered and accepted for payment.) Computershare Trust Company, N.A., the depositary for the Tender Offer, has indicated that as of the expiration of the initial offering period, a total of 37,080,788 shares of common stock of the Company (approximately 67.6% of the shares of common stock of the Company issued and outstanding) were validly tendered and not withdrawn (including 1,856,173 shares of common stock of the Company tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase). Merger Sub has accepted for payment all shares of common stock that were validly tendered and not withdrawn in the Tender Offer.

Merger Sub also has announced that it is commencing a subsequent offering period of its Tender Offer to acquire all remaining common shares of the Company. This subsequent offering period will expire at 5:00 p.m. New York City time, on Friday, December 18, 2015, unless extended.

Any shares validly tendered during this subsequent offering period will be accepted immediately for payment, and tendering shareholders will thereafter promptly be paid U.S. $1.15 in cash for each share of the Company’s common stock tendered, without interest and less applicable withholding taxes.  This is the same amount per share that was offered and paid in the initial offering period.

The subsequent offering period enables holders of common shares of the Company who did not tender during the initial offering period to participate in the offer and receive the offer price on an expedited basis rather than waiting until the completion of the subsequent acquisition transaction described in the Offer to Purchase. Shares tendered during this subsequent offering period cannot be delivered by the guaranteed delivery procedure and may not be withdrawn. As described in the Offer to Purchase, holders of shares of common stock of the Company will not have dissenters’ rights in connection with the Merger so long as the common stock continues to be listed on the Nasdaq Global Select Market.  Accordingly, it is expected that the failure of a holder that has not previously tendered its shares to tender such shares during the subsequent offering period will result only in delay of the receipt by such holder of the consideration for such shares.

Following the expiration of the subsequent offering period, Parent will acquire all of the remaining outstanding shares of common stock of the Company by means of a merger (the “Merger”) of Merger Sub with and into the Company. In the Merger, each outstanding share of common stock of the Company not tendered and purchased in the Tender Offer (including during the subsequent offering period) will be converted into the right to receive the same $1.15 per share price, net to such holder of common stock in cash, without interest thereon and less any required withholding taxes, provided in the Tender Offer. If Merger Sub owns at least 90% of the outstanding shares of common stock of the Company following the subsequent offering period and, if necessary, the exercise of the top-up option granted by the Company to Merger Sub pursuant to the Merger Agreement, Merger Sub intends to complete the Merger on an expedited basis through a short-form merger without further action by the holders of common stock. If Merger Sub owns less than 90% of the outstanding shares of common stock of the Company following the subsequent offering period and the top-up option is not exercisable, the Company will convene a meeting of the holders of its common stock to approve the Merger. As a result of Merger Sub’s acceptance for purchase of a majority of the outstanding shares of common stock pursuant to the Tender Offer, Merger Sub has sufficient voting power to approve the Merger without the affirmative vote of any other Company stockholder at such stockholders meeting. Parent and Merger Sub have agreed that they will vote all shares of common stock then owned by them in favor of approval of the Merger. Accordingly, approval of the Merger at the stockholders meeting is assured.

The Tender Offer was made pursuant to an Offer to Purchase dated October 27, 2015 (the “Offer to Purchase”) and in connection with an Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 13, 2015 CET (October 12, 2015 MST) among the Company, Parent and Merger Sub. PKN ORLEN and the Company first announced this transaction on October 13, 2015.

About PKN ORLEN

PKN ORLEN (WSE: PKN) is one of the largest petroleum and petrochemical corporations in Central and Eastern Europe and the largest one in Poland in terms of revenues. For the year ended December 31, 2014, PKN ORLEN reported consolidated revenue of approximately USD 33 billion and consolidated assets of approximately USD 13 billion. PKN ORLEN is one of the blue chip stocks traded on the Warsaw Stock Exchange and its market capitalization as of December 7, 2015 was approximately USD 7.1 billion. PKN ORLEN operates six refineries and the region’s largest network of service stations located in Poland, the Czech Republic, Germany and Lithuania. PKN ORLEN also processes crude oil into gasoline, diesel oil, fuel oil and aviation fuel, is a leading producer of petrochemicals, and its products are used as basic feedstocks by a large number of chemical companies across the region. PKN ORLEN and its subsidiaries employ more than 20,000 people. For more information, visit www.orlen.pl.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Tender Offer is being made pursuant to a Tender Offer Statement (including an Offer to Purchase, Letter of Transmittal and related Tender Offer documents), which was filed by Merger Sub, a wholly-owned subsidiary of Parent and an indirectly wholly-owned subsidiary of PKN ORLEN with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2015, as amended. In addition, on October 27, 2015, the Company filed a Solicitation/Recommendation Statement on Schedule 14d-9, as amended, with the SEC related to the Tender Offer. The Tender Offer Statement, Offer to Purchase, Letter of Transmittal, Solicitation/Recommendation Statement and related documents contain important information that should be read carefully before any decision is made with respect to the Tender Offer. These materials are available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing a request by mail to Georgeson, Inc., 480 Washington Boulevard, 26th Floor Jersey City, NJ 07310 or by calling toll-free in the United States (888) 663-7851.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction and the ability of the parties to complete the transaction.

PKN ORLEN is not obligated to, and undertakes no obligation to, publicly update or revise any forward-looking statements to reflect events or circumstances after the date of this document. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Statements regarding the expected date of closing of the Tender Offer are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the Tender Offer and the satisfaction of closing conditions, including the receipt of regulatory approvals. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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